February 20, 2007	Stephen C. Ferruolo
Stephen.Ferruolo@hellerehrman.com
Direct +1.858.450.8430
Via EDGAR & Federal Express	Main +1.858.450.8400
Fax +1.858.450.8499

23855.0001

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. - Mail Stop 6010

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:	Neurobiological Technologies, Inc.
Amendment No. 4 to Form S-3 filed January 16, 2007
File No. 333-123017

Dear Mr. Riedler:

On behalf of Neurobiological Technologies, Inc. (“NTI”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated February 1, 2007, in connection with the filing of the above-referenced amendment to the registration statement on Form S-3 (the “Form S-3”). Set forth below is the text of the sole comment in the letter from the Staff, followed by NTI’s response to this comment.

Form 10-K – June 30, 2006

Financial Statements, page 44

Note 11. Collaboration Agreements, page 73

1.	We note in your disclosure related to the sale of the assets related to XERECEPT discussed at the bottom of page 74 that you are classifying this sale as revenue. We also note that you included the receipt of the cash related to this within operating cash flows. Please explain to us why you feel that these presentations are appropriate. Also explain to us the impact that your continued involvement in the research activities has on the initial $33 million that you received.

Classification as Revenue and Operating Cash Flows

FASB Concept 6 Test for Revenue

We have recorded the fees received from Celtic Pharmaceuticals under the Asset Purchase Agreement (“Agreement”) and Collaboration and Services Agreement (“CSA”) as “technology sale and collaborative services revenue” in accordance with paragraph 78 of CON 6, “Elements of Financial Statements.” According to paragraph 78, “revenues are inflows or other enhancements of assets of an entity or settlement of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing, major or central operations.”

Heller Ehrman LLP 4350 La Jolla Village Drive, 7th Floor San Diego, CA 92122-1246 www.hellerehrman.com

Anchorage     Beijing     Hong Kong     Los Angeles     Madison, WI     New York     San Diego     San Francisco Seattle

Silicon Valley            Singapore            Washington, D.C.

Securities and Exchange Commission February 20, 2007 Page 2

We considered the following three accounting concepts as guidance in the financial statement presentation of the transaction with Celtic:

1. XERECEPT Sale is Part of Major or Central Operations

Our business strategy is to acquire and develop and commercialize late-stage drugs. This strategy may be carried out independently or through collaborative and strategic relationships. These collaborative and strategic relationships, which are central to our operations, include licensing and sales transactions with third parties utilizing their development, manufacturing, marketing expertise and other resources in exchange for upfront license fees, milestone payments, and royalties or a combination thereof. Such collaborative or strategic relationships enable us to transfer some of the risk and rewards related to the drug development and commercialization process to third parties, minimizing the use of our cash and other resources, and yet enabling us to retain the future benefits of license fees, financial benefits of future milestone payments, and royalties.

In some cases, we continue to administer clinical trials while in other cases we transfer or share these responsibilities with other parties. Likewise, for drugs that have been approved for marketing, we may manufacture and sell the drugs directly, or we may transfer or share these activities with others for upfront fees and royalties. Accordingly, we view the amounts received in the XERECEPT transaction as revenues from operations since they result from activities that constitute our major and ongoing operations, that is, development and commercialization of late-stage drugs.

2. XERECEPT Sale is Not a Peripheral Activity

Furthermore, we note that in CON 6, paragraphs 82 and 84, gains result from activities that are peripheral activities or incidental transactions and events that are beyond the control of the entities and their management. That is, such peripheral or incidental activities are not part of the ongoing central activities of an entity. The technology sale and collaborative services with Celtic are within the control of the Company’s management and stem from its major and central operations, which are the research and development of drug candidates. As such, the technology sale and collaborative services are not a peripheral activity or an incidental transaction.

3. XERECEPT Sale is Part of an Ongoing Collaboration

The XERECEPT transaction is part of the Company’s ongoing central operations (and is publicly disclosed as one of our three drugs and drug candidates, which are Memantine, XERECEPT, and Viprinex). This transaction will produce future revenues through the collaboration and services agreement and may produce additional revenue through milestone payments and royalties, if the candidate is successful in clinical trials. We are also actively participating in XERECEPT’s development through our administration of the Phase III clinical trials.

Securities and Exchange Commission February 20, 2007 Page 3

Conclusion

In summary, our ongoing central operations include acquiring or in-licensing drug candidates, development, manufacturing and marketing of drugs, either independently or through the sale or transfer of these functions to collaborative or strategic partners. We have reported, and plan to report, the upfront payment, research and development reimbursements, milestone payments, and royalties as revenues and operating cash flows because the intellectual property of drug candidates, such as XERECEPT constitutes our inventory, and out-licensing or selling these drug candidates and their intellectual property constitutes our ongoing and central operations. Therefore, the XERECEPT technology sale and collaborative service revenue has been reported as revenue and operating cash flow in our financial statements.

Impact of Continuing Involvement in Research Activities

Under the XERECEPT collaboration and services agreement, we continue to administer the Phase III clinical trials for XERECEPT. The impact of our involvement on revenue recognition under EITF 00-21, is discussed on pages 54 and 55 of our Annual Report on Form 10-K for the year ended June 30, 2005 and is as follows:

We recognize revenue in accordance with Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables “ and the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) 104. Revenue arrangements with multiple components are divided into separate units of accounting if certain criteria are met, including whether the delivered component has stand-alone value to the customer, and whether there is objective reliable evidence of the fair value of the undelivered items. Consideration received is allocated among the separate units of accounting based on their relative fair values, and the applicable revenue recognition criteria are identified and applied to each of the units.

Technology sale and collaboration services revenues represent fees received from Celtic Pharma Holdings, L.P. (“Celtic”) under an asset purchase agreement and a collaboration and services agreement entered into in connection with the sale of our worldwide rights and assets related to XERECEPT in November 2005. In accordance with EITF Issue 00-21, the asset sale, together with the related clinical development services we provide to Celtic is treated as one unit of accounting because we are unable to determine the fair value of the future services to be provided by us under the collaboration and services agreement. Accordingly, we are recording the total up-front revenue of $33 million from the sale of technology ratably over the six-year term of the collaboration and services agreement, which began November 29, 2005. Costs of collaboration services provided by us are billed to Celtic on a monthly basis based on actual internal and external expenses incurred to administer the clinical trials of XERECEPT and recognized as revenue combined with the amount of revenue from the sale of technology. Costs of development services paid and related expenses are recognized as incurred. Potential future milestone payments and royalty-sharing payments will be recognized as earned, provided that payment is reasonably assured.

Securities and Exchange Commission February 20, 2007 Page 4

We have concluded that the provisions regarding the revenue recognition for multiple element deliverables apply to the Asset Purchase Agreement and the Collaboration and Services Agreement because the two documents represent the complete understanding between NTI and CELTIC and were negotiated at the same proximate time. As a consequence, we believe that the two documents represent the complete understanding between NTI and CELTIC and, accordingly, should be considered within the guidance of EITF 00-21.

In summary, regarding the impact of continuing involvement in research activities we have evaluated the guidance regarding multiple element deliverables for which we determined:

•	The XERECEPT asset sale and the development services do not have separate stand alone value;

•	We do not have objective evidence of the fair value of the asset sale or the development services on a stand-alone basis; and

•	There is no general right of return under either the Asset Purchase Agreement or the Collaboration and Services Agreement.

Accordingly, NTI accounted for the Agreement and the Collaboration Services Agreement as a single unit of accounting as described above.

* * *

If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (858) 450-8430 or Ryan Murr at (858) 450-8425 at your convenience. Your assistance in this matter is greatly appreciated.

Very truly yours,

/s/ Stephen C. Ferruolo
Stephen C. Ferruolo

Enclosures

cc:	Tabatha Akins, Securities and Exchange Commission

Jim Atkinson, Securities and Exchange Commission

Paul Freiman, Neurobiological Technologies, Inc.

Craig Carlson, Neurobiological Technologies, Inc.